May 28, 2025

Thomas S. Whelan
Chief Financial Officer
Coeur Mining, Inc.
200 South Wacker Drive, Suite 2100
Chicago, Illinois 60606

       Re: Coeur Mining, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 10-Q for the Fiscal Quarter Ended March 31, 2025
           File No. 001-08641
Dear Thomas S. Whelan:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 2. Properties, page 34

1. Please revise subsequent filings to disclose the selected point of reference in which each of your mineral mineral resources and mineral reserves are based, for example in situ, mill feed, saleable product, etc. as required by Item 1304(d)(1) of Regulation S-
       K.
2. Please revise subsequent filings to compare each properties' mineral resources and reserves as of the end of the last fiscal year with the mineral resources and reserves as of the end of the preceding year, and explain any material change between the two, as required by Item 1304(e) of Regulation S-K. Please provide a draft of your proposed changes with your response.
 May 28, 2025
Page 2

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Performance Measures, page 57

3.     We note your reconciliation of Net income (loss) to Adjusted net income
(loss) and to
       adjusted EBITDA. Please revise to clearly describe the nature and composition of the
       underlying adjustments in the    Other adjustments    reconciling line
item for each year
       presented. Refer to Question 100.05 of the Compliance and Disclosure Interpretations
       on Non-GAAP Financial Measures.
4. We note you include a reconciling item titled "Inventory adjustments and write-
       downs" to derive Adjusted EBITDA. Please tell us how you concluded that inventory adjustments and write-downs are not a normal recurring operating expense of your operations. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Non-GAAP Financial Performance Measures, page 38

5. We note you include a reconciling item titled "Acquired inventory purchase price" to derive Adjusted net income (loss) and Adjusted EBITDA. However, it appears that this adjustment eliminates the impact of GAAP purchase accounting and substitutes individually tailored recognition and measurement methods. Please revise to remove this adjustment or explain to us why you believe this adjustment is appropriate. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP
       Financial Measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding the engineering comments. Please contact Ranjit Singh Pawar at 202-551-2702 or Jennifer O'Brien at 202-551-3721 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation